Exhibit (a)(2)
EXCELSIOR LASALLE PROPERTY FUND, INC.
225 High Ridge Road
Stamford, CT 06905
August 25, 2011
Dear Stockholder:
I am writing to you on behalf of the board of directors (the “Board”) of Excelsior LaSalle Property Fund, Inc. (the “Fund”).
As you may be aware, Coastal Realty Business Trust (“Coastal”), an entity deemed to be controlled by MacKenzie Patterson Fuller, LP (together with Coastal, “MPF”) has made an unsolicited tender offer (the “Offer”) to stockholders to purchase up to 210,000 shares of the Fund’s Class A Common Stock, $.01 par value per share (the “Shares”) at a price of $12.00 per Share, significantly below the current net asset value (“NAV”) per Share (which was reported to be $52.36, as of June 30, 2011) and also well below what the Board believes would be a fair liquidation value per Share if the Fund were liquidated over time. You may have already received materials from MPF about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on August 18, 2011.
The Board has carefully evaluated the terms of the Offer and believes that the Offer represents an attempt to entice current holders to accept an unreasonably low price for their Shares so that MPF can make a profit, as they admit in their offer materials. As discussed further below, the Board believes that the price offered substantially undervalues both the liquidation value of the Shares as well as the intrinsic long-term value of the Shares.
The Board acknowledges that each stockholder must evaluate whether to tender its Shares to MPF pursuant to the Offer and that an individual stockholder may have immediate and urgent liquidity needs that cannot be met in other ways that factor into his/her consideration as to whether to accept the Offer. However, with respect to persons who do not have such exigent liquidity needs, the Board, taking into consideration what it believes to be an unreasonably low offer price, unanimously recommends that you reject the Offer and not tender your Shares. Set forth below are (1) the material factors contributing to the Board’s decision to recommend that you reject the Offer and (2) information relating to the Fund’s current liquidity situation and its per Share NAV that you should consider in deciding whether you wish to accept or reject the Offer.

Material Factors Contributing to the Board’s Decision to Recommend that You Reject the Offer
The Fund is required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations under it, to inform you of its position, if any, with respect to the Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with Bank of America Capital Advisors LLC, the Fund’s manager (the “Manager”), and LaSalle Investment Management, Inc., the Fund’s investment advisor (the “Advisor”); (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Fund’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various factors it deemed relevant in light of its knowledge of the Fund’s business, financial condition, portfolio of properties and future prospects. The following are the material factors contributing to the Board’s decision to recommend that you reject the Offer:
(i)	MPF states that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Fund’s stockholders. MPF acknowledges that the offer price was established based on MPF’s objectives and not necessarily in the best financial interest of you and the other Fund stockholders.
(ii)	While MPF acknowledges that it has not made an independent appraisal of the Shares or the Fund’s properties, and that it is not qualified to appraise real estate, it has nevertheless estimated for the purposes of determining an acceptable Offer price that the Fund could have an estimated liquidation value of approximately $31.74 per Share. MPF, however, is not offering you that price. MPF is only offering $12.00 per Share. MPF explains that it has arrived at the $12.00 per share offer price by applying a liquidity discount to its calculation of the Fund’s estimated liquidation value, and that it expects to make “a profit by holding on to the Shares until the [Fund] is liquidated, hopefully at close to the full” estimated liquidation value. MPF provides no analysis with respect to how it arrived at a 62% “liquidity discount.”
(iii)	As you may be aware, this is MPF’s second tender offer for Shares. In its first tender offer, which expired on January 31, 2010, MPF, through entities controlled by it, offered to acquire Shares at a price of $10 per Share (the “First Offer”), which the Fund’s board of directors recommended you reject. At the time of the First Offer, MPF estimated the Fund’s liquidation value to be $18.91 per Share. In the current Offer, MPF estimates the liquidation value per Share to be $31.74 per Share, but is only offering $12.00 per Share. MPF’s estimate of liquidation value increased by $12.83 per Share from the First Offer to the current Offer, an increase of almost 68%. However, MPF has only increased its offer price by $2.00 per Share. Since the First Offer, the Fund’s actual per Share NAV has increased by $2.76 per Share, from $49.60 per Share at September 30, 2010 to $52.36 per Share at June 30, 2011.

(iv)	As of June 30, 2011, as reflected in the Fund’s publicly filed SEC documents, the per Share NAV of the Fund was $52.36, significantly above the proposed $12.00 per Share that MPF is offering. NAV is determined as follows: (i) the aggregate fair value of (A) the Fund’s interests in real estate investments plus (B) all other assets of the Fund, minus (ii) the aggregate fair value of the Fund’s indebtedness and other outstanding obligations as of the determination date. As we have disclosed to you, conditions in the real estate markets over the past two years have lead to the suspension of the Fund’s Share repurchase program (the “Program”). The Program had provided a measure of liquidity to stockholders. While it is not certain at this time when conditions will improve to an extent that would permit the resumption of the Program, the Fund believes that the Shares’ NAV is a more accurate depiction of the current value of the Fund’s Shares than the $12.00 price offered by MPF.
(v)	The Advisor believes MPF’s calculation of estimated liquidation value is seriously flawed, is substantially below the current value of the Shares and substantially undervalues the amount that holders of the Shares could ultimately realize if the Fund sold its properties and was liquidated. Some examples of this flawed analysis include:
a.	MPF’s calculation of annualized net operating income (“NOI”) deducts for Manager and Advisor fees, which would not be included in an individual property purchase valuation.

b.	The annualized NOI used by MPF includes GAAP based non-cash deductions for net above market leases, which would not be included in an individual property purchase valuation.
Management estimates that adjusting for these incorrect assumptions (even assuming the 9% capitalization rate used by MPF) would result in an increase of the estimated liquidation value by approximately $56.6 million or by $13.70 per share. This would result in a liquidation price of $45.44 per share, well above the $12.00 per share that MPF is offering you.
Moreover, MPF’s application of a 9% capitalization rate to determine their offering price is significant; its effect is to make the valuation lower. By comparison, the Fund’s benchmark, the NCREIF National Property Index, for the second quarter 2011, utilized an average 6.24% capitalization rate for the 4,205 properties appraised (out of 6,349 total properties within the index) in that quarter. As pointed out by MPF in its offer to purchase, the use of a lower capitalization rate would result in a higher valuation of the Fund.
(vi)	In connection with the organization of the Fund, the Advisor committed to maintain a $10,000,000 investment in the Fund for the shorter of ten years or until the Advisor is no longer associated with the Fund. The Advisor has advised the Board that, even if it were not committed to maintaining its investment in the Fund, it would not tender its Shares in the Offer as it believes that the $12.00 offer price does not reflect the current liquidation value for the Shares and it believes that holding the Shares will ultimately yield a significantly greater value for stockholders than the price offered by MPF in the Offer.

(vii)	The Fund remains committed to providing liquidity to its stockholders at a time and in a manner that are in the best interests of the Fund and its stockholders.
(viii)	MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by stockholders before all conditions to the Offer have been satisfied and tendering holders have been paid.
While there can be no assurance as to the actual long term value of the Shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements”, based on the information currently available to it, the Board believes the offer price to be unreasonably low and that acceptance of the Offer could result in the stockholder receiving much less for their Shares than they otherwise might over time.
Information Relating to the Fund’s Current Liquidity Situation and its Per Share NAV
As you consider the Offer, we think it is important for you to consider the following information relating to the Fund’s current liquidity situation and per Share NAV:
(i)	Given the uncertain economic climate and extraordinary conditions in the commercial real estate industry, management has made it a priority to implement a cash conservation strategy designed to strengthen the Fund’s balance sheet and protect the value of the Fund’s assets over the longer term. These actions are designed to enable the Fund to weather the current crisis and emerge in a position to realize the full value of its portfolio investments. Through the establishment of cash reserves, management aims to equip the Fund with sufficient resources to address the portfolio’s fluctuating working capital needs, future capital expenditures, existing loan amortizations, and nearer-term debt maturities until market conditions stabilize. Several actions have been taken toward this objective, including reductions in the management fee, reductions in discretionary expenditures, the suspension of dividend payments, the suspension of the redemption of Shares through tender offers and selected property sales. The combination of these efforts has strengthened the Fund’s balance sheet and moved the Fund into an improved cash position—at June 30, 2011, the Fund had accumulated a cash balance of approximately $27.7 million. The Fund also fully repaid its term loan during November 2010, which was scheduled to expire in February 2012.
(ii)	The Fund will continue to monitor the broader economic environment and, as best it can, seek to mitigate the impacts of any weakening property fundamentals on our portfolio. The duration and magnitude of the recent recession exceeded expectations and historical precedents causing even some of the most conservative and defensive investment strategies to underperform. The Fund will continue to be responsive to changes in market conditions that may require the Fund to adopt a more defensive posture in the management of its balance sheet. These defensive tactics may include, but not be limited to, additional dispositions of non-strategic properties, renegotiation of debt and joint venture agreements, establishing cash reserves for future capital needs, continuing the suspension of dividend payments and the suspension of the redemption of Shares through tender offers.

(iii)	While the Fund historically provided limited liquidity to its stockholders by repurchasing Shares through tender offers, the Fund did not and does not now guarantee that sufficient cash will be available at any particular time to fund repurchases of Shares. The Board continually examines the Fund’s cash position and needs and periodically assesses the appropriateness of future Share repurchases or dividends. In order to preserve cash in light of the current market environment, the Fund does not intend to repurchase Shares in the immediate future. However, due to the Fund’s improved balance sheet, the Board, based on input from the Advisor, is examining the payment of dividends in 2011. The Fund cannot, however, provide assurance that it will be in a position to provide liquidity to stockholders through the repurchase of Shares, the payment of dividends or otherwise. The Board understands that in the absence of any trading market for the Shares, you may wish to compare the prospect and timing of any future Fund repurchases of Shares or receiving future distributions with the immediate liquidity offered by MPF’s Offer.
(iv)	The Fund’s NAV per share has increased in each of the past two quarters. As of June 30, 2011, the Fund’s NAV was $52.36, marking an increase of $4.67 from the lowest NAV posted by the Fund, which was the Fund’s NAV as of December 31, 2010. There can be no assurance that the Fund’s NAV per share will not decline in the future.
The Board understands that you must make your own decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by MPF, as well as the Fund’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that the Fund filed with the SEC on August 25, 2011, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your Shares.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact Excelsior LaSalle Property Fund, Inc., 225 High Ridge Road, Stamford, CT 06905, telephone (866) 921-7951, attention: Client Service.

Sincerely,
/s/ James D. Bowden
Name:	James D. Bowden
Title:	President, Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements
This letter may contain forward-looking statements regarding, among other things, the future value of our Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Fund’s Quarterly Reports on Form 10-Q filed with the SEC, including risks related to: (i) the current global financial crisis; (ii) risks related to student-oriented apartment communities; (iii) commercial real estate ownership; (iv) competition for attractive investments; (v) performance of the Manager and the Advisor; (vi) our ability to use leverage; (viii) the loss of key personnel by the Manager or the Advisor; (vii) compliance with the Exchange Act; (ix) our failure to achieve our return objectives; (x) the impact of co-tenancy provisions; (xi) defaults by significant tenants; (xii) compliance with environmental laws; (xiii) the possible development of harmful mold at our properties; (xiv) our ability to sell Shares and the illiquidity of our Shares; (xv) terrorist attacks; (xvi) the adequacy of our insurance; (xvii) the extent to which our investments are diversified; (xviii) our joint investments with third parties; (xix) the structure of the fees payable to the Manager and the Advisor; (xx) our qualification as a “venture capital operating company” under ERISA; (xxi) our ability to remain exempt from the registration requirements of the Investment Company Act; (xxii) ownership limitations in our charter; and (xxiii) our ability to pay dividends; and (xxiv) our ability to qualify as a REIT. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter. The safe harbors for forward-looking statements found in Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, do not apply to forward-looking statements made in connection with a tender offer.